

B **B** **S** **F**

Breadbelly LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $400,000

Offering End Date: September 24, 2024

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Breadbelly LLC

Founded: January 24, 2018

Address: 1408 Clement St
San Francisco, CA 94118

Industry: Limited-Service Restaurants

Employees: 17

Website: https://www.breadbellysf.com/

Use of Funds Allocation:

If the maximum raise is met:

$382,000 (95.50%) – of the proceeds will go towards working capital- construction for tenant improvements, restaurant equipment, inventory, and operating & occupancy costs
$18,000 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 21,900 Followers

SMB **x**



Business Metrics:

	FY22	FY23	YTD 5/31/2024
Total Assets	$181,294	$237,769	$238,998
Cash & Cash Equivalents	$12,519	$62,219	$85,933
Accounts Receivable	$14,180	$28,172	$8,788
Short-term Debt	$34,938	$67,810	$57,999
Long-term Debt	$0	$21,272	$29,593
Revenue	$1,250,636	$1,616,256	$743,292
Cost of Goods Sold	$318,695	$373,933	$176,383
Taxes	$0	$0	$0
Net Income	$110,277	$171,970	$105,335

Recognition:

Breadbelly LLC (DBA Breadbelly) launched its first pastry pop-up in 2018 featuring kaya toast and char-siu sandos on milk bread. Founded by Katherine Campecino, James Wong, and Clement Hsu, the three Bay Area fine-dining alums eventually opened Breadbelly on Clement Street in 2019. Now, nearly 6 years later, Breadbelly has established itself as a neighborhood hub for warm hospitality and delicious, seasonally focused food and beverage.

About:

Breadbelly LLC (DBA Breadbelly) is a neighborhood bakery and café inspired by Asian traditions located in the heard of the Richmond District of San Francisco. They aim to deliver comfortable, approachable, yet refined café dining to San Francisco.

For more information, contact our Customer Support Team at support@thesmbx.com

